Exhibit 99.1

Nayax Completes Acquisition of Retail Pro International

The acquisition extends Nayax’s global reach in attended retail while tripling our distribution network and adding 150K point of sale lanes

HERZLIYA, Israel, November 30, 2023 (Globe Newswire) — Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a global commerce enablement payments and loyalty platform designed to help merchants scale their business, today announced that it has completed the acquisition of Retail Pro International (“Retail Pro”), a global leader in retail Point of Sale (“POS”) software with Tier 1 global brand names across the world.

The transaction was completed for an implied enterprise value of $36.5 million on a cash-free debt-free basis, to be paid partially in cash and the remainder in cash or equity, subject to certain earnout targets being met. The acquisition meaningfully expands the scope of Nayax’s retail business and solutions to over 9,000 retailers in more than 100 countries, including access to an extensive, worldwide distribution network. The combined businesses, together with Retail Pro’s 80 distributors, create a powerful and complete solution with Nayax’s payment and loyalty platform, including significant cross-sell opportunities.

“Today’s closing of the Retail Pro International acquisition marks the beginning of our journey to accelerate the scale in our attended retail business and rapidly expand our global reach by tripling our distribution network,” said Yair Nechmad, Nayax Chief Executive Officer and Chairman of the Board. “Our combination of embedded payment with a POS software offering gives Nayax a vertically integrated solution that can serve most customers demanding a full, comprehensive solution, allowing them to manage their entire retail operations from one platform. We are excited and looking forward to focusing on our integration and executing our shared mission.”

Transaction Details

•
Purchase consists of an initial payment of approximately $20 million in cash at closing and the remainder, subject to certain earnout targets being met, paid over three years in either cash or equity as determined by Nayax.

•	$2 million of deferred revenue is to be treated as a reduction to the purchase price.

•	Nayax financed the initial payment with bank financing from Bank Hapoalim.

•	For the fiscal year 2022, Retail Pro generated approximately $14 million in adjusted revenue and approximately $4 million in Adjusted EBITDA.

•	The transaction is expected to deliver both revenue and cost synergies from optimizing the combined operations of Nayax Retail and Retail Pro.

Advisors

Tiberius Capital Markets, a division of Arcadia Securities, served as financial advisor to Nayax. Reed Smith and Herzog Fox Neeman served as legal advisors to Nayax. Perkins Coie served as legal advisor to Retail Pro.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to the acquisition of Retail Pro, including but not limited to the financing for and payment of the acquisition and our ability to effectively and efficiently integrate the acquired business into our existing business; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 1, 2023 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, approximately 800 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com.

About Retail Pro International

Retail Pro International (“Retail Pro”) has a 30+ year brand history as a global leader in retail Point of Sale (“POS”) software and is recognized world-wide as a market leader for its rich functionality, multi-national capabilities, and unparalleled flexibility. Retail Pro offers an integrated platform and innovative retail software solution (branded as “Retail Pro”) to help retailers not only accept payments, but also optimize business operations and transform their customer experience with deep insights from integrated data. For more information, please visit www.retailpro.com.

Investor Relations Contact:
Virginea Stuart Gibson
Vice President, Investor Relations
virgineas@nayax.com

Public Relations Contact:
Courtney Tolbert
5W PR
ctolbert@5wpr.com